FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 5, 2004

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Item		Sequential Page Number
1.	Free translation of letters to the Stock Exchanges dated March 31, 2004 informing them of the Ordinary Meeting of Shareholders that was held on March 24, 2004.

FREE TRANSLATION

Santiago, March 31, 2004

No. 075

Santiago Commerce Stock Exchange

Stock Exchange

I am writing to inform you that at the Ordinary Shareholders Meeting of Banco Bilbao Bizcaya Argentaria, Chile, held on March 24, 2004, the following agreements were adopted:

1. - Approval of the Minutes, General Balance Sheet, Income Statement and External Auditors Report corresponding to the fiscal year starting on January 1st and ending on December 31, 2003.

2. - Distribution of $14,448,881,080 from the profits of the fiscal year 2003, that in the aggregate amounts to $27,108,331,040, via the payment of a dividend of $40 per share, to be paid once this Meeting has concluded, through the Caja Clientes Preferenciales of the Main Offices of this Banking Institution, located in Huerfanos Street N°1234, Santiago, directing the remaining balances to the reserve account for retained earnings.

The shareholders who appear enrolled in the Registry of Shareholders of the Bank have the right to collect the agreed dividend, at least 5 working days before the date upon which the Meeting is to be held, this is, up to and including March 18, 2004, in accordance with the law.

3. - Election of the Board Members. The entire renewal of the Board was then carried out, due to the vacancy of a Director’s position caused by the resignation presented by Mr. Manuel Gonzalez Cid. Appointed as Directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Jose Fonollosa García, Antonio Martinez-Jorquera Lloveras, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Jose Said Saffie, Jaime Said Handal and Gonzalo Toraño Vallina; and as first and second Deputy Directors, respectively, Messrs. Carlos Area Usatorre and Jose Domingo Eluchans Urenda.

4. – Determination of the compensations of the Board for the fiscal year 2004. The following monthly compensations for the Board were agreed; these are expressed in Unidades de Fomento and equivalent in Pesos national currency as of the date of the corresponding payment: 500 Unidades de Fomento for the President, 325 Unidades de Fomento for the Vice-President, 250 Unidades de Fomento for each Director and 125 Unidades de Fomento for each Deputy Director.

It was further agreed that, both in the event that a Director collects fees by carrying out tasks different from those of the nature of his position, as well as in the case in that a company in which a Director has a majority participation, collects fees in connection with a contract executed with the Bank: the Director shall only receive, directly or indirectly, the amount that is greater between the monthly compensation of a Director’s position or the fees agreed upon by him or by the company for the different tasks carried out, in as much as this last contract prevails.

5. – The determination of the compensations of the Committee of Directors and determination of the budget of expenses for the fiscal year 2004. It was agreed to determine a compensation of 20 Unidades de Fomento per attendance to an ordinary or extraordinary meeting, agreeing on a budget of expenses of $25,000,000.

6. – Appointment of External Auditors for the fiscal year 2004. It was agreed to appoint Pricewaterhousecoopers Consultores, Auditores y Compañia Limitada as auditors; in their absence, Deloitte & Touche Sociedad de Auditores y Consultores Limitada; and in the absence of this one, Ernst & Young Servicios Profesionales de Auditoria y Asesorias Limitada.

7. – Appointment of private risk rating agencies for the period between May 1°, 2004 and April 30, 2005. It was agreed to appoint Feller-Rate, risk rating agency and Humphreys Limitada, risk rating agency.

8. – The transactions under Article 44 of the Law N°18.046, carried out in the fiscal year of 2003, were informed.

9. - The activities by the Committee of Directors and the fact that the Committee did not incur in any expenses, were also informed.

10. – The expenses of the Board were also informed.

The essential facts that occurred in 2003 were informed.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

María Elisa Abovic Wiegand

Attorney

2

FREE TRANSLATION

Santiago, March 31, 2004

No. 076

Brokers Exhange

Securities Exchange

I am writing to inform you that at the Ordinary Shareholders Meeting of Banco Bilbao Bizcaya Argentaria, Chile, held on March 24, 2004, the following agreements were adopted:

1. - Approval of the Minutes, General Balance Sheet, Income Statement and External Auditors Report corresponding to the fiscal year starting on January 1st and ending on December 31, 2003.

2. - Distribution of $14,448,881,080 from the profits of the fiscal year 2003, that in the aggregate amounts to $27,108,331,040, via the payment of a dividend of $40 per share, to be paid once this Meeting has concluded, through the Caja Clientes Preferenciales of the Main Offices of this Banking Institution, located in Huerfanos Street N°1234, Santiago, directing the remaining balances to the reserve account for retained earnings.

The shareholders who appear enrolled in the Registry of Shareholders of the Bank have the right to collect the agreed dividend, at least 5 working days before the date upon which the Meeting is to be held, this is, up to and including March 18, 2004, in accordance with the law.

3. - Election of the Board Members. The entire renewal of the Board was then carried out, due to the vacancy of a Director’s position caused by the resignation presented by Mr. Manuel Gonzalez Cid. Appointed as Directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Jose Fonollosa García, Antonio Martinez-Jorquera Lloveras, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Jose Said Saffie, Jaime Said Handal and Gonzalo Toraño Vallina; and as first and second Deputy Directors, respectively, Messrs. Carlos Area Usatorre and Jose Domingo Eluchans Urenda.

4. – Determination of the compensations of the Board for the fiscal year 2004. The following monthly compensations for the Board were agreed; these are expressed in Unidades de Fomento and equivalent in Pesos national currency as of the date of the corresponding payment: 500 Unidades de Fomento for the President, 325 Unidades de Fomento for the Vice-President, 250 Unidades de Fomento for each Director and 125 Unidades de Fomento for each Deputy Director.

It was further agreed that, both in the event that a Director collects fees by carrying out tasks different from those of the nature of his position, as well as in the case in that a company in which a Director has a majority participation, collects fees in connection with a contract executed with the Bank: the Director shall only receive, directly or indirectly, the amount that is greater between the monthly compensation of a Director’s position or the fees agreed upon by him or by the company for the different tasks carried out, in as much as this last contract prevails.

5. – The determination of the compensations of the Committee of Directors and determination of the budget of expenses for the fiscal year 2004. It was agreed to determine a compensation of 20 Unidades de Fomento per attendance to an ordinary or extraordinary meeting, agreeing on a budget of expenses of $25,000,000.

6. – Appointment of External Auditors for the fiscal year 2004. It was agreed to appoint Pricewaterhousecoopers Consultores, Auditores y Compañia Limitada as auditors; in their absence, Deloitte & Touche Sociedad de Auditores y Consultores Limitada; and in the absence of this one, Ernst & Young Servicios Profesionales de Auditoria y Asesorias Limitada.

7. – Appointment of private risk rating agencies for the period between May 1°, 2004 and April 30, 2005. It was agreed to appoint Feller-Rate, risk rating agency and Humphreys Limitada, risk rating agency.

8. – The transactions under Article 44 of the Law N°18.046, carried out in the fiscal year of 2003, were informed.

9. - The activities by the Committee of Directors and the fact that the Committee did not incur in any expenses, were also informed.

10. – The expenses of the Board were also informed.

The essential facts that occurred in 2003 were informed.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

María Elisa Abovic Wiegand

Attorney

4

FREE TRANSLATION

Santiago, March 31, 2004

No. 077

Electronic Exchange of Chile

Securities Exchange

I am writing to inform you that at the Ordinary Shareholders Meeting of Banco Bilbao Bizcaya Argentaria, Chile, held on March 24, 2004, the following agreements were adopted:

1. - Approval of the Minutes, General Balance Sheet, Income Statement and External Auditors Report corresponding to the fiscal year starting on January 1st and ending on December 31, 2003.

2. - Distribution of $14,448,881,080 from the profits of the fiscal year 2003, that in the aggregate amounts to $27,108,331,040, via the payment of a dividend of $40 per share, to be paid once this Meeting has concluded, through the Caja Clientes Preferenciales of the Main Offices of this Banking Institution, located in Huerfanos Street N°1234, Santiago, directing the remaining balances to the reserve account for retained earnings.

The shareholders who appear enrolled in the Registry of Shareholders of the Bank have the right to collect the agreed dividend, at least 5 working days before the date upon which the Meeting is to be held, this is, up to and including March 18, 2004, in accordance with the law.

3. - Election of the Board Members. The entire renewal of the Board was then carried out, due to the vacancy of a Director’s position caused by the resignation presented by Mr. Manuel Gonzalez Cid. Appointed as Directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Jose Fonollosa García, Antonio Martinez-Jorquera Lloveras, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Jose Said Saffie, Jaime Said Handal and Gonzalo Toraño Vallina; and as first and second Deputy Directors, respectively, Messrs. Carlos Area Usatorre and Jose Domingo Eluchans Urenda.

4. – Determination of the compensations of the Board for the fiscal year 2004. The following monthly compensations for the Board were agreed; these are expressed in Unidades de Fomento and equivalent in Pesos national currency as of the date of the corresponding payment: 500 Unidades de Fomento for the President, 325 Unidades de Fomento for the Vice-President, 250 Unidades de Fomento for each Director and 125 Unidades de Fomento for each Deputy Director.

It was further agreed that, both in the event that a Director collects fees by carrying out tasks different from those of the nature of his position, as well as in the case in that a company in which a Director has a majority participation, collects fees in connection with a contract executed with the Bank: the Director shall only receive, directly or indirectly, the amount that is greater between the monthly compensation of a Director’s position or the fees agreed upon by him or by the company for the different tasks carried out, in as much as this last contract prevails.

5. – The determination of the compensations of the Committee of Directors and determination of the budget of expenses for the fiscal year 2004. It was agreed to determine a compensation of 20 Unidades de Fomento per attendance to an ordinary or extraordinary meeting, agreeing on a budget of expenses of $25,000,000.

6. – Appointment of External Auditors for the fiscal year 2004. It was agreed to appoint Pricewaterhousecoopers Consultores, Auditores y Compañia Limitada as auditors; in their absence, Deloitte & Touche Sociedad de Auditores y Consultores Limitada; and in the absence of this one, Ernst & Young Servicios Profesionales de Auditoria y Asesorias Limitada.

7. – Appointment of private risk rating agencies for the period between May 1°, 2004 and April 30, 2005. It was agreed to appoint Feller-Rate, risk rating agency and Humphreys Limitada, risk rating agency.

8. – The transactions under Article 44 of the Law N°18.046, carried out in the fiscal year of 2003, were informed.

9. - The activities by the Committee of Directors and the fact that the Committee did not incur in any expenses, were also informed.

10. – The expenses of the Board were also informed.

The essential facts that occurred in 2003 were informed.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

María Elisa Abovic Wiegand

Attorney

6

FREE TRANSLATION

Santiago, March 31, 2004

No. 078.04

The Bank of New York

Edgar Piedra

Assistant Treasurer

The Bank of New York

620 Avenue of the Americas, 6LF

New York, NY 10011

U.S.A.

I am writing to inform you that at the Ordinary Shareholders Meeting of Banco Bilbao Bizcaya Argentaria, Chile, held on March 24, 2004, the following agreements were adopted:

1. - Approval of the Minutes, General Balance Sheet, Income Statement and External Auditors Report corresponding to the fiscal year starting on January 1st and ending on December 31, 2003.

2. - Distribution of $14,448,881,080 from the profits of the fiscal year 2003, that in the aggregate amounts to $27,108,331,040, via the payment of a dividend of $40 per share, to be paid once this Meeting has concluded, through the Caja Clientes Preferenciales of the Main Offices of this Banking Institution, located in Huerfanos Street N°1234, Santiago, directing the remaining balances to the reserve account for retained earnings.

The shareholders who appear enrolled in the Registry of Shareholders of the Bank have the right to collect the agreed dividend, at least 5 working days before the date upon which the Meeting is to be held, this is, up to and including March 18, 2004, in accordance with the law.

3. - Election of the Board Members. The entire renewal of the Board was then carried out, due to the vacancy of a Director’s position caused by the resignation presented by Mr. Manuel Gonzalez Cid. Appointed as Directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Jose Fonollosa García, Antonio Martinez-Jorquera Lloveras, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Jose Said Saffie, Jaime Said Handal and Gonzalo Toraño Vallina; and as first and second Deputy Directors, respectively, Messrs. Carlos Area Usatorre and Jose Domingo Eluchans Urenda.

4. – Determination of the compensations of the Board for the fiscal year 2004. The following monthly compensations for the Board were agreed; these are expressed in Unidades de Fomento and equivalent in Pesos national currency as of the date of the corresponding payment: 500 Unidades de Fomento for the

President, 325 Unidades de Fomento for the Vice-President, 250 Unidades de Fomento for each Director and 125 Unidades de Fomento for each Deputy Director.

It was further agreed that, both in the event that a Director collects fees by carrying out tasks different from those of the nature of his position, as well as in the case in that a company in which a Director has a majority participation, collects fees in connection with a contract executed with the Bank: the Director shall only receive, directly or indirectly, the amount that is greater between the monthly compensation of a Director’s position or the fees agreed upon by him or by the company for the different tasks carried out, in as much as this last contract prevails.

5. – The determination of the compensations of the Committee of Directors and determination of the budget of expenses for the fiscal year 2004. It was agreed to determine a compensation of 20 Unidades de Fomento per attendance to an ordinary or extraordinary meeting, agreeing on a budget of expenses of $25,000,000.

6. – Appointment of External Auditors for the fiscal year 2004. It was agreed to appoint Pricewaterhousecoopers Consultores, Auditores y Compañia Limitada as auditors; in their absence, Deloitte & Touche Sociedad de Auditores y Consultores Limitada; and in the absence of this one, Ernst & Young Servicios Profesionales de Auditoria y Asesorias Limitada.

7. – Appointment of private risk rating agencies for the period between May 1°, 2004 and April 30, 2005. It was agreed to appoint Feller-Rate, risk rating agency and Humphreys Limitada, risk rating agency.

8. – The transactions under Article 44 of the Law N°18.046, carried out in the fiscal year of 2003, were informed.

9. - The activities by the Committee of Directors and the fact that the Committee did not incur in any expenses, were also informed.

10. – The expenses of the Board were also informed.

The essential facts that occurred in 2003 were informed.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

María Elisa Abovic Wiegand

Attorney

8

FREE TRANSLATION

Santiago, March 31, 2004

No. 079

Santiago Commerce Stock Exchange

Stock Exchange

In compliance with the current provisions and regulations, I inform you that in the Ordinary Meeting of Shareholders that was held on March 24, 2004, the board of directors, comprised by nine members, was renewed. The foregoing, was required due to the vacany of a Director’s position; such vacancy was caused by the acceptance of the resignation presented by Mr. Manuel González Cid.

Appointed as directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Jose Fonollosa García, Ricardo Alfonso Massu Massu, Antonio Martinez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, Jose Said Saffie, Jaime Said Handal and Gonzalo Toraño Vallina.

Also, Messrs. Carlos Area Usatorre and Jose Domingo Eluchans Urenda were appointed as First and Second Deputy Directors, respectively.

The directors will remain in their positions for three years.

The above constitutes essential information with respect to this banking company, which will be disclosed publicly in the Newspaper La Nacion as soon as possible. Once this publication has been made, I will send a copy to you.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

FREE TRANSLATION

Santiago, March 31, 2004

No. 080

Electronic Exchange of Chile

Securities Exchange

In compliance with the current provisions and regulations, I inform you that in the Ordinary Meeting of Shareholders that was held on March 24, 2004, the board of directors, comprised by nine members, was renewed. The foregoing, was required due to the vacany of a Director’s position; such vacancy was caused by the acceptance of the resignation presented by Mr. Manuel González Cid.

Appointed as directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Jose Fonollosa García, Ricardo Alfonso Massu Massu, Antonio Martinez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, Jose Said Saffie, Jaime Said Handal and Gonzalo Toraño Vallina.

Also, Messrs. Carlos Area Usatorre and Jose Domingo Eluchans Urenda were appointed as First and Second Deputy Directors, respectively.

The directors will remain in their positions for three years.

The above constitutes essential information with respect to this banking company, which will be disclosed publicly in the Newspaper La Nacion as soon as possible. Once this publication has been made, I will send a copy to you.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

María Elisa Abovic Wiegand

Attorney

FREE TRANSLATION

Santiago, March 31, 2004

No. 081

Enrique Marshall S.

Superintendent of Banks and Financial Institutions

In compliance with the current provisions and regulations, I inform you that in the Ordinary Meeting of Shareholders that was held on March 24, 2004, the board of directors, comprised by nine members, was renewed. The foregoing, was required due to the vacany of a Director’s position; such vacancy was caused by the acceptance of the resignation presented by Mr. Manuel González Cid.

Appointed as directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Jose Fonollosa García, Ricardo Alfonso Massu Massu, Antonio Martinez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, Jose Said Saffie, Jaime Said Handal and Gonzalo Toraño Vallina.

Also, Messrs. Carlos Area Usatorre and Jose Domingo Eluchans Urenda were appointed as First and Second Deputy Directors, respectively.

The directors will remain in their positions for three years.

The above constitutes essential information with respect to this banking company, which will be disclosed publicly in the Newspaper La Nacion as soon as possible. Once this publication has been made, I will send a copy to you.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

María Elisa Abovic Wiegand

Attorney

FREE TRANSLATION

Santiago, March 31, 2004

No. 082

Brokers Exhange

Securities Exchange

In compliance with the current provisions and regulations, I inform you that in the Ordinary Meeting of Shareholders that was held on March 24, 2004, the board of directors, comprised by nine members, was renewed. The foregoing, was required due to the vacany of a Director’s position; such vacancy was caused by the acceptance of the resignation presented by Mr. Manuel González Cid.

Appointed as directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Jose Fonollosa García, Ricardo Alfonso Massu Massu, Antonio Martinez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, Jose Said Saffie, Jaime Said Handal and Gonzalo Toraño Vallina.

Also, Messrs. Carlos Area Usatorre and Jose Domingo Eluchans Urenda were appointed as First and Second Deputy Directors, respectively.

The directors will remain in their positions for three years.

The above constitutes essential information with respect to this banking company, which will be disclosed publicly in the Newspaper La Nacion as soon as possible. Once this publication has been made, I will send a copy to you.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

María Elisa Abovic Wiegand

Attorney

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: April 5, 2004	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer